ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 30, 2013	Jeremy C. Smith
T +1 212 596 9858
F +1 646 728 1643
jeremy.smith@ropesgray.com

VIA EDGAR AND BY E-MAIL

Re:                             PNC Funds (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 97

Dear Ms. Dubey:

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 97 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A.  PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 29, 2013 in connection with PNC Funds’ annual update of the Registration Statement for its series, PNC Balanced Allocation Fund, PNC International Equity Fund, PNC Large Cap Core Equity Fund, PNC Large Cap Growth Fund, PNC Large Cap Value Fund, PNC Mid Cap Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC S&P 500 Index Fund and PNC Small Cap Fund (each, a “Fund” and, together, the “Funds”).  You communicated these comments to me, Savonne L. Ferguson and Robert S. Shapiro via telephone on September 13, 2013.  The Staff’s comments and PNC Funds’ responses are set forth below.  These responses will be reflected in Post-Effective Amendment No. 99 to PNC Funds’ Registration Statement, which we expect will be filed on or before September 30, 2013.

EDGAR Filing

1.                                      Comment: Please update the Series Identifier for the PNC Mid Cap Fund to reflect the change in the Fund’s name from PNC Mid Cap Value Fund.

Response: The requested change has been made.

PNC Balanced Allocation Fund

2.                                      Comment: In light of the inclusion of a line item for “Acquired Fund Fees and Expenses” in the Fund’s “Annual Fund Operating Expenses” table, please consider whether investing in other investment companies is a principal investment strategy of the Fund, and whether corresponding disclosure should be added to the Fund’s principal investment strategies.

Response: In response to this comment, PNC Funds has made the following changes to the Principal Investment Strategies of the PNC Balanced Allocation Fund:

The Fund invests in a diversified portfolio of common stocks, exchange-traded funds (“ETFs”), fixed income securities and cash equivalents with varying asset allocations depending on PNC Capital Advisors, LLC’s (the “Adviser”) assessment of market conditions.

. . .

The Fund may invest in other investment companies, such as, for example, open-end or closed-end investment companies, ETFs and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates.

3.                                      Comment: The last sentence of the second paragraph under the heading “Principal Investment Strategies” states that the Fund “may invest in companies with stock market capitalizations of at least $100 million.”  Please clarify whether the Fund may only invest in companies with market capitalizations of at least $100 million.

Response: PNC Funds respectfully submits that the current disclosure clearly conveys the Fund’s policy with respect to market capitalization, which is that the Fund invests in companies with market capitalizations of at least $100 million as part of its principal investment strategies.

4.                                      Comment: The fourth paragraph under the heading “Principal Investment Strategies” states that the Fund may use “derivatives as a substitute for taking a position in an underlying asset.”  Please explain to us how the Fund will value derivatives for purposes of meeting the 80% investment policy described in the Fund’s Prospectus. We may have additional comments after reviewing your response.

Response: The Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% investment policy if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test.  For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value.  In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology that seeks to capture the Fund’s synthetic exposure for purposes of its 35d-1 Policy. The Fund believes doing so is consistent with Investment Company Act Release Number 24828, in which the Staff stated that “an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Release No. IC-24828 (January 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm#P72_11084 (emphasis in original).

5.                                      Comment: We note that “forward currency contracts” are included in the list of derivatives that the Fund may use in the “Derivatives Risk” under the section “Principal Risks.”  Please revise the Fund’s principal investment strategies to reflect that the Fund may use forward currency contracts.

Response: The requested change has been made.

PNC International Equity Fund

6.                                      Comment:  The first paragraph under the heading “Principal Investment Strategies” states that “Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more.”  Please specify the percentage of the Fund’s assets that the Fund intends to invest in U.S. issuers and in non-U.S. Issuers.

Response: We note that the adopting release for Rule 35d-1, Release No. IC-24828 (January 17, 2001) stated that “[t]he term ‘foreign’ indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. See Proposing Release, supra note 7, a 10960 n.38 and accompanying text (“The Division no longer distinguishes the terms ‘global’ and ‘international.’”).”

PNC Funds respectfully declines to make the requested change as it believes its current disclosure is consistent with Staff guidance.

7.                                      Comment: The fourth paragraph under the heading “Principal Investment Strategies” states that the Fund may use “derivatives as a substitute for taking a position in an underlying asset.”  Please explain to us how the Fund will value derivatives for purposes of meeting the 80% investment policy described in the Fund’s Prospectus. We may have additional comments after reviewing your response.

Response: See the response to comment 4 above.

8.                                      Comment: We note that the Fund’s principal investment strategies indicate that the Fund may use forward currency contracts.  Please add foreign currency contracts to the illustrative list of instruments contained in under the heading “Derivatives Risk” for this Fund.

Response: The requested change has been made.

9.                                      Comment: The fifth paragraph in the Fund’s summary prospectus under the heading “Principal Investment Strategies” states that a portion of the Fund’s assets will be allocated to an “international core” strategy.  Please clarify what is meant by an “international core” strategy.

Response:  In response to this comment, PNC Funds has added the following language to the Principal Investment Strategies of the PNC International Equity Fund:

The International Core Component focuses on companies that GEAM believes are not fairly valued and whose price-to-cash earnings ratios are low relative to calculated long-term growth rates.

PNC Large Cap Core Equity Fund, PNC Large Cap Growth Fund, PNC Large Cap Value Fund

PNC Large Cap Core Equity Fund and PNC Large Cap Growth Fund Only

10.                               Comment: Each Fund has a policy to invest “at least 80% of its net assets plus any borrowings for investment purposes in equity securities issued by large cap companies.”  Please clarify how “large cap companies” are defined for purposes of these asset tests.

Response: PNC Funds respectfully submits that the current definition of the term “large cap companies” is adequately disclosed in each Fund’s prospectus to mean “companies with a minimum market capitalization of $3 billion.” Accordingly, PNC Funds has declined to make any changes in response to this comment.

PNC Large Cap Core Equity Fund and PNC Large Cap Growth Fund Only

11.                               Comment:  Disclosure under the heading “Principal Investment Strategies” for each Fund notes that “[t]he Fund may also invest in foreign stocks in keeping with the Fund’s objective.”  Please add disclosure to the “Principal Risks” section describing the risk of investing in foreign stocks.

Response:  PNC Funds respectfully submits that investing in foreign stocks is not a principal investment strategy of either Fund, but that PNC Funds nonetheless believes it is appropriate to notify shareholders that the Funds may invest in stocks of foreign companies in keeping with their investment objectives, and so has included the referenced language in the description of each Fund’s investment strategies.  Accordingly, PNC Funds does not believe that foreign investment risk is a principal risk of the Funds, and respectfully declines to make this change.

12.                               Comment: Disclosure in the section “Principal Investment Strategies” for each Fund states that each Fund uses a disciplined sell process.  Please consider whether this disciplined sell process exposes the Funds to active trading risk, and whether active trading risk should be disclosed as a principal risk of the Funds.

Response: PNC Funds respectfully submits that active trading risk is not a principal risk for the Funds.

PNC Mid Cap Fund (formerly, PNC Mid Cap Value Fund)

13.                               Comment: The first paragraph under the heading “Principal Investment Strategies” states that the Fund primarily invests in “stocks.”  Please clarify what securities are considered to be “stocks.”

Response:  PNC Funds respectfully submits that the Fund may invest in any security that is commonly understood to be a “stock,” including, but not limited to, common stocks, preferred stocks, and American Depositary Receipts.  In response to this comment, PNC Funds has added the following clarifying disclosure to the Principal Investment Strategies of the PNC Mid Cap Fund:  “Stocks include, for example, common stocks, preferred stocks, and American Depositary Receipts.”

14.                               Comment: The Fund has a policy to invest “at least 80% of its net assets plus any borrowings for investment purposes in mid cap companies.”  Please disclose how “mid cap companies” are defined for purposes of this 80% investment policy.  To the extent that the disclosure in the prospectus which states that “[t]he Fund primarily invests in stocks of U.S. mid cap companies including, for example, those with stock market capitalizations between $750 million and $20 billion at time of purchase” is meant to define mid cap companies, please remove the words “for example.”

Response: In response to this comment, PNC Funds has made the following changes to the Principal Investment Strategies of the PNC Mid Cap Fund:

The Fund primarily invests in stocks of U.S. mid cap companies. ~~including, for example, those with stock market capitalizations between $750 million and $20 billion at time of purchase:~~ Stocks include, for example, common stocks, preferred stocks, and American Depositary Receipts. The Fund defines a mid cap company as one whose market capitalization at the time of purchase falls approximately between $750 million and $20 billion.

PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund

15.                               Comment:  The first paragraph under the heading “Principal Investment Strategies” for each Fund states that the Fund primarily invests in “stocks.”  Please clarify what securities are considered to be “stocks.”

Response: Please see the response to comment 13 above.

16.                               Comment: Disclosure under the heading “Principal Investment Strategies” for each Fund indicates that each Fund defines a small cap company at least in part by reference to the range of a relevant Russell 2000 index (e.g. for the PNC Multi-Factor Small Cap Growth Fund, the Russell 2000 Growth Index).(1)  Please consider revising this definition so that each Fund defines small cap companies as only those companies whose capitalizations at the time of purchase fall within the range of the relevant Russell 2000 Index as of such Index’s most recent reconstitution date.

Response: PNC Funds respectfully declines to make the requested change.  The Funds believe their current policy is reasonable and appropriate.  If the Fund were to adopt the recommended change by the Staff, the Fund would likely be unable to invest in some number of the components of its benchmark index, with its investment flexibility between reconstitution dates becoming potentially extremely limited in the event of significant market volatility.

PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund and PNC Multi-Factor Small Cap Value Fund Only

17.                               Comment: We note that each Fund includes “Focused Investment Risk” under the heading “Principal Risks.”  Please consider whether focused investing should be disclosed as a principal investment strategy of each Fund.

Response: PNC Funds respectfully submits that focused investing is not a principal investment strategy of the Funds. In addition, PNC Funds has determined that Focused Investment Risk is not a principal risk of these Funds. The prospectus has been revised accordingly.

PNC S&P 500 Index Fund

18.                               Comment: The second paragraph under the heading “Principal Investment Strategies” states that the Fund may use “derivatives as a substitute for taking a position in an underlying

(1)  The PNC Small Cap Fund also defines small cap companies as those companies “with stock market capitalizations between $100 million and $3 billion at time of purchase.”

asset.”  Please explain to us how the Fund will value derivatives for purposes of meeting the 80% investment policy described in the Fund’s Prospectus. We may have additional comments after reviewing your response.

Response: See the response to comment 4 above.

19.                               Comment: Please remove the following disclosure from the section “Management of the Fund — Investment Adviser”:

For more information on the Adviser, please see the “Investment Adviser, Sub-Advisers and Investment Teams” section of this prospectus.

Response: The requested change has been made.

All Funds: Prospectuses

20.                               Comment: The last sentence of the first paragraph under the section “Fund Fees and Expenses” in each Class A and Class C Shares Summary Prospectus states, “More information about these and other discounts is available from your financial intermediary and in the ‘Sales Charges’ section of the Fund’s prospectus on page [   ] and in the ‘Additional Purchase and Redemption Information’ section of the Fund’s statement of additional information.”  Please add a page number cross reference to the relevant section of the statement of additional information.

Response: The requested change has been made.

21.                               Comment: Please confirm that the Expense Limitation Agreement between PNC Capital Advisors, LLC and PNC Funds that will be in effect through September 30, 2014 (the “Expense Limitation Agreement”) will be filed as an exhibit to the Registration Statement.

Response: PNC Funds confirms that the Expense Limitation Agreement will be filed as an exhibit to the Registration Statement.

22.                               Comment: The second sentence of the first paragraph in the Section “Details About the Funds — More Information About Investment Objectives and Principal Investment Strategies” states that “the investment objective of each Fund may be changed at any time without a shareholder vote.”  Please disclose whether shareholders will be provided notice of a change in a Fund’s Investment Objective, and how far in advance such notice will be given.

Response:  PNC Funds notes that the requested disclosure is not required by Form N-1A, and that it reserves the right to give shareholders advanced notice of a change in a Fund’s investment objective in its discretion.  Accordingly, PNC Funds respectfully declines to make this change.

23.                               Comment:  Disclosure beginning on page 62 of the prospectus is included under the heading “Information on Additional Investment Policies.”  Please clarify whether the strategies discussed under this section constitute principal investment strategies of the Funds.

Response:  PNC Funds respectfully submits that the disclosure under the heading “Information on Additional Investment Policies” is meant to provide shareholders with additional information concerning the principal investment strategies of the Funds, for instance, by providing an explanation of how a repurchase agreement or securities lending arrangement works. In response to this comment, PNC Funds has changed the title of this section to “Additional Information Regarding the Funds’ Investment Policies.”

24.                               Comment: On page 71, please add disclosure indicating that a discussion regarding the basis for the Board’s approval of the sub-advisory agreement with Polaris for the International Equity Fund is available in the semi-annual report to shareholders for the period ended November 30, 2012.

Response: The requested change has been made.

25.                               Comment: It is the position of the Staff that, pursuant to Rule 22c-1(a) under the 1940 Act, an investor should receive the net asset value per share (“NAV”) next calculated after submitting a purchase order to the fund or to its designee.  Accordingly, in the third paragraph in the section “General Information Regarding Purchases,” please remove the disclosure that states that, in order for an investor to receive the next calculated NAV when purchasing through an intermediary, “the authorized financial intermediary must subsequently communicate the request properly to the Fund.”

Response: PNC Funds respectfully submits that the language indicated above reflects the intended scope of the agency with financial intermediaries who may accept orders on behalf of PNC Funds and the practical consideration that the PNC Funds cannot process orders that are not forwarded to them.  The referenced disclosure is not intended, however, to mean that authorized agents or dealers may sell Fund shares at a price other than one based on the current NAV of such security after receipt of a tender of such security for redemption or of an order to purchase or sell such security.  Accordingly, PNC Funds respectfully declines to make any changes in response to this comment.

Statement of Additional Information

26.                               Comment: Disclosure under the heading “Special Considerations — Tax Exempt Bond Funds” states that “[f]or temporary defensive purposes or liquidity purposes when, in the opinion of the Fund’s Adviser” certain securities are not readily available, the Tax-Exempt Bond Funds “may invest up to 100% of their assets in other Municipal Securities and in taxable securities.”  What are “liquidity purposes” for these purposes, and when would liquidity purposes require a Tax-Exempt Bond Fund to invest 100% of its assets in instruments outside of its principal investment strategies.

Response:  The disclosure identified above is intended to address situations, such as, when a Tax-Exempt Bond Fund must invest in securities other than those in which it principally invests because there is no active secondary market for the securities in which it normally principally invests. In such circumstances, a Tax-Exempt Bond Fund may need to invest in securities outside of those in which it principally invests to maintain its compliance with, among other things, guidance from the Staff regarding the liquidity of a registered open-end investment company’s investment portfolio.

27.                               Comment: Disclosure under the heading “Swap Agreements and Options on Swap Agreements” indicates that a Fund may act as a “seller” in a credit default swap.  If a Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, such Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: PNC Funds evaluates a Fund’s derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner PNC Funds believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.  PNC Funds, therefore, respectfully declines to make any changes in response to this comment. PNC Funds notes that the Staff has stated on several occasions that it may develop further guidance in this area in the future.

28.                               Comment: Restriction 1(a) under the Section “Investment Limitations and Restrictions” states that, with respect to the Funds’ concentration policies “there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.”  Please be aware that the SEC has taken the position that only tax exempt instruments issued by a state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from a fund’s concentration policy.  See Investment Company Act Release No. 9875 (May 31, 1997).

Response:  PNC Funds has been made aware of the SEC’s position.

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at 212-596-9858 or Robert S. Shapiro at 202-508-4687 if you have any questions or require additional information.

Regards,

/s/ Jeremy C. Smith
Jeremy C. Smith